Exhibit 99.2

Management’s discussion and analysis of financial conditions and results of operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included as Exhibit 99.1 to the Report on Form 6-K to which this discussion and analysis is included as Exhibit 99.2 and our audited financial statements and the related notes and the section “Management’s discussion and analysis of financial conditions and results of operations” in our prospectus, dated July 22, 2021 (the “Prospectus”), filed pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended.

Our consolidated financial statements are presented in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). None of the consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The terms “dollar,” “USD” and “$” refer to U.S. dollars and the terms “Swiss franc” and “CHF” refer to the legal currency of Switzerland, unless otherwise indicated.

Unless otherwise indicated or the context otherwise requires, all references to “SOPHiA GENETICS,” “SOPH,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to SOPHiA GENETICS SA and its consolidated subsidiaries.

Cautionary Statement Regarding Forward-Looking Statements

This discussion and analysis contain statements that constitute forward-looking statements. All statements other than statements of historical facts, including statements regarding our future results of operations and financial position, business strategy, technology, as well as plans and objectives of management for future operations are forward-looking statements. Many forward-looking statements can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified in the “Risk Factors” section of the Prospectus and in our other Securities and Exchange Commission (“SEC”) filings. These forward-looking statements include, among others:

•	our expectations regarding our revenue, gross margin, expenses and other operating results;

•	our plans regarding further development of our SOPHiA platform and its expansion into additional features, applications and data modalities;

•	future investments in our business, our anticipated capital expenditures and our estimates regarding our capital requirements, future revenues, expenses, reimbursement rates and needs for additional financing;

•	our expectations regarding the market size for our platform, services and products and the market acceptance they will be able to achieve;

•	our expectations regarding changes in the healthcare systems in different jurisdictions, in particular with respect to the manner in which electronic health records are collected, distributed and accessed by various stakeholders;

•	the timing or outcome of any domestic and international regulatory submissions;

•	impact from future regulatory, judicial, and legislative changes or developments in the United States and foreign countries;

•	our ability to acquire new customers and successfully engage and retain customers;

•	the costs and success of our marketing efforts, and our ability to promote our brand;

•	our ability to increase demand for our products and services, obtain favorable coverage and reimbursement determinations from third-party payors and expand geographically;

•	our expectations of the reliability, accuracy and performance of our products and services, as well as expectations of the benefits to patients, medical personnel and providers of our products and services;

•	our expectations regarding our ability, and that of our manufacturers, to manufacture our products;

•	our efforts to successfully develop and commercialize our products and services;

•	our competitive position and the development of and projections relating to our competitors or our industry;

•	our ability to identify and successfully enter into strategic collaborations in the future, and our assumptions regarding any potential revenue that we may generate thereunder;

•	our ability to obtain, maintain, protect and enforce intellectual property protection for our technology, products and services, and the scope of such protection;

•	our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property or proprietary rights of third parties;

•	our expectations regarding the impact of the COVID-19 pandemic;

•	our plans with respect to use of proceeds from our initial public offering (“IPO”);

•	our ability to enter into statement of works and other related agreements to support the Master Alliance Agreement with GE Precision Healthcare LLC (“GE Healthcare”) and our expectations with respect to the terms and the effect on us and our business of such agreements;

•	our ability to attract and retain qualified key management and technical personnel; and

•	our expectations regarding the time during which we will be an emerging growth company under the Jumpstart our Business Startups Act of 2012 (“JOBS Act”) and a foreign private issuer.

These forward-looking statements speak only as of the date of this discussion and analysis and are subject to a number of risks, uncertainties and assumptions described in the “Risk Factors” section of the Prospectus, this discussion and analysis and our other SEC filings. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. You should read this discussion and analysis completely and with the understanding that our actual future results may be materially different from what we expect.

Overview

We are a healthcare technology company dedicated to establishing the practice of data-driven medicine as the standard of care and for life sciences research. We purposefully built a cloud-based Software as a Service (“SaaS”) platform capable of analyzing data and generating insights from complex multimodal data sets and different diagnostic modalities. Our platform standardizes, computes and analyzes digital health data and is used across decentralized locations to break down data silos. This enables healthcare institutions to share knowledge and experiences and to build a collective intelligence. We envision a future in which all clinical diagnostic test data is channeled through a decentralized analytics platform that will provide insights powered by large real-world data sets and AI. We believe that a decentralized platform is the most powerful and effective solution to create the largest network, leverage data and bring the benefits of data-driven medicine to customers and patients globally. In doing so, we can both support and benefit from growth across the healthcare ecosystem.

In 2014, we launched the first application of our platform to analyze next-generation sequencing (“NGS”) data for cancer diagnosis. In 2019, we launched our solution for radiomics data that enables longitudinal monitoring of cancer patients and tumor progression throughout their disease journey. Today, we believe that our SOPHiA platform, commercialized under the name “SOPHiA DDM,” is one of the most widely used decentralized analytics platforms globally for clinical genomics. As of September 30, 2021, we served more than 780 hospital, laboratory and biopharma customers globally through our SOPHiA platform and related solutions, products and services, and our SOPHiA platform has supported the analysis of more than 840,000 genomic profiles and has been utilized in clinical trials and research projects discussed in more than 290 peer-reviewed publications. We commercialize our SOPHiA platform and related solutions, products and services as Research Use Only (“RUO”) and Conformité Européenne (“CE”) in vitro device (“IVD”) products.

We began our operations in 2011 and launched our first application in 2014. Since then, our operations have focused on organizing and staffing our Company, business planning, conducting research and development of our SOPHiA platform, selling and marketing our SOPHiA platform and raising capital.

Our clinical customers primarily include academic and non-academic hospitals and reference and specialty laboratories. Our biopharma customers primarily include pharmaceutical and biotechnology companies and clinical research organizations (“CROs”). Our customers are able to access our SOPHiA platforms through three primary access models: dry lab access, bundle access and integrated access. As of September 30, 2021, we operated a global direct sales team of more than 80 field-based commercial representatives across 61 countries in all four of our major regions of operations (North America; Latin America; Europe, Middle East, Africa (“EMEA”); and Asia-Pacific (“APAC”)) and further supplemented our direct sales team with distributors in 12 additional countries.

Recent Developments

Initial Public Offering and Private Placement

On July 23, 2021, our ordinary shares began trading on the Nasdaq Global Select Market under the symbol “SOPH.” On July 27, 2021, we issued and sold 13,000,000 ordinary shares as part of our IPO. On August 25, 2021, we issued and sold an additional 519,493 ordinary shares pursuant to the underwriters’ exercise of their option to purchase additional shares. In total, we sold 13,519,493 ordinary shares in our IPO at a public offering price of $18.00 per share, for gross proceeds of $243.4 million, before deducting underwriting discounts and commissions, fees and offering expenses.

On July 27, 2021, concurrent with the completion of our IPO, we issued and sold 1,111,111 ordinary shares to Instrumentarium Holdings, Inc., an affiliate of GE Healthcare, for gross proceeds of $20 million, before deducting offering expenses.

Continued Product Innovation

We are continually developing new products, applications, and services to further enhance our SOPHiA Platform. For example, we recently announced the launch of SOPHiA Clinical Exome Solution v3, a new genomic application that offers enhanced probe design and increased detection capabilities for a deeper investigation of Mendelian diseases.

Continued Focus on Collaborations and Partnerships

We are continually developing partnerships and collaborations across the healthcare ecosystem with companies who also provide products and services to our customers. For example, we recently announced the expansion of our partnership with Agilent Technologies, Inc., extending our SOPHiA DDM platform’s Universal Whole Exome analytical capabilities to include Agilent’s SureSelect Human All Exon v8 exome to help support Agilent customers in automating their NGS workflows. In addition, we recently made our platform available to use with MGI Tech Co.’s solution thereby helping to expand our analytics to a broader customer base.

Agreement with GE Healthcare

In July, SOPHiA entered into a letter of intent with GE Healthcare, and we have now executed a final Master Alliance Agreement. Under this agreement, we will be working together with GE on a variety of opportunities in the healthcare market and will collaborate on different initiatives and projects in the fields of digital oncology and radiogenomic analysis. The first projects SOPHiA and GE Healthcare are working on together relate to the creation of infrastructure to integrate data between GE’s Edison platform and the SOPHiA DDM platform, as well as a commercial collaboration focused on co-marketing and pilot site recruitment in the digital oncology and radiogenomic analysis space.

We also intend to work together to combine SOPHiA’s and GE’s existing capabilities to jointly develop and provide multimodal analytics.

Each party agreed that, for six months after the execution of the Master Alliance Agreement, it will not negotiate, execute or otherwise enter into any material collaboration with certain specified third parties.

The term of the Master Alliance Agreement is five years, with automatic one-year renewals thereafter, unless earlier terminated for cause or, after three years after the execution of the Agreement, if no statements of work are in effect.

Impact of the COVID-19 Pandemic

In 2020, particularly in the second quarter of 2020, the COVID-19 pandemic had negatively affected our revenue, analysis volume and customer acquisition. Since then, we have experienced a sustained recovery, and our analysis volumes now exceed pre-pandemic levels. The COVID-19 pandemic has also created opportunities for us. For example, we collaborated with Paragon Genomics, Inc. to develop a NGS assay for COVID-19 that leverages our SOPHiA platform’s analytical capabilities, from which we derived $0.6 million in revenues during the three months ended September 30, 2021. While the NGS assay for COVID-19 did not constitute a significant part of our revenue, and we do not expect it do so in the future, we believe that this collaboration illustrates the flexibility and adaptability of our SOPHiA platform.

We are continually evaluating the impact of the COVID-19 pandemic on our business and financial condition, which we believe will be primarily driven by the severity and duration of the pandemic, the pandemic’s impact on the U.S. and global economies; the timing, availability and acceptance of vaccines; the effectiveness of vaccines, particularly against emerging variants of the novel coronavirus; and the scope and effectiveness of national and local governmental responses to the pandemic. Those primary drivers are beyond our knowledge and control, and as a result, at this time the ultimate impact of the COVID-19 pandemic on our business, financial condition and results of operations for the remainder of 2021 and thereafter cannot be reasonably predicted. We are continuously assessing and adapting our working practices and business operations to ensure compliance with official guidance and containment measures related to the pandemic, and we are working proactively with our partners and other stakeholders to take steps to mitigate and minimize any negative impact of the COVID-19 pandemic on our research and development activities, commercial activities and other business operations.

Factors Affecting Our Performance

We believe that our financial performance has primarily been driven by, and in the foreseeable future will continue to be primarily driven by, the factors discussed in the “Management’s discussion and analysis of financial condition and results of operations—Factors Affecting Our Performance” section of the Prospectus. While these factors present significant opportunities for our business, they also pose challenges that we must successfully address in order to sustain our growth and improve the results of our operations. Our ability to successfully address these challenges is subject to various risks and uncertainties described in the Prospectus, particularly in the section titled “Risk Factors,” as well as in our other SEC filings.

Seasonality

Based on historical trends, we typically experience lower usage of our SOPHiA platform in the third quarter compared to other quarters, which we believe is due to the seasonal slowdown at our customers’ European facilities attributable to summer vacations and European holiday schedules. These seasonal trends impact our ability to grow analysis volume and our customer base during the third quarter. As we expand in the North American market, we expect that we will be subject to lower seasonal variations in our usage per customer.

Key Performance Indicators

We regularly monitor a number of key performance indicators and metrics to evaluate our business, measure our performance, identify key operating trends and formulate financial projections and strategic plans. We believe that the following metrics are representative of our current business, but the metrics we use to measure our performance could change as our business continues to evolve. Our key performance indicators primarily focus on metrics related to our SOPHiA platform, as platform revenue comprises the majority of our revenues.

Our clinical customers can access our platform using three different models: dry lab access, bundle access and integrated access. In the dry lab access model, our customers use the testing instruments and consumables of their choice and our SOPHiA platform and algorithms for variant detection and identification. In the bundle access model, we bundle DNA enrichment kits with our analytics solution to provide customers the ability to perform end-to-end workflows. In the integrated access model, our customers have their samples processed and sequenced through select SOPHiA platform collaborators within our clinical network and access their data through our SOPHiA platform. As used in this section, the term “customer” refers to any customer who accesses our SOPHiA platform through the dry lab and bundle access models. We exclude from this definition any customers accessing our SOPHiA platform using the integrated business model because they tend to use our platform in an ad hoc manner compared to our dry lab and bundle access customers who typically do so in a recurring fashion, generate an immaterial portion of our revenue and analysis volume and constitute a small part of our customer base. We also exclude from this definition customers who only use Alamut through our SOPHiA platform.

Platform Analysis Volume

The following table shows platform analysis volume for the three and nine months ended September 30, 2021 and 2020:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Platform analysis volume	62,268	40,811	178,183	116,589

Platform analysis volume represents a key business metric that reflects our overall business performance, as we generate revenue on a pay-per-analysis basis. Platform analysis volume measures the number of analyses that generated revenue to us and were conducted by our customers, excluding volumes generated by customers who access our SOPHiA platform exclusively through the integrated access model. Analysis volume is a direct function of the number of active customers and usage rates across our customer base during a specified time period. While our platform analysis volume is a major driver of our revenue growth, other factors, including product pricing, access model used and customer size mix, also affect our revenue. Because of that, our revenue may increase in periods in which our analysis volume decreases and vice versa.

Analysis volume increased to 62,268 and 178,183 for the three and nine months ended September 30, 2021, respectively, from 40,811 and 116,589 for the three and nine months ended September 30, 2020, respectively. We believe this increase is primarily attributable to increased usage from our existing customers as well as new customers onboarded onto our platform, particularly as customers returned to their labs as COVID-19-related pandemic restrictions loosened, and customers reallocated resources and focus to non-COVID-19-related operations. We observed a significant increase in chargeable analysis volume of 53% for the three months ended September 30, 2021 as compared to the three months ended September 30, 2020 and 53% for the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020. While platform analysis volume is a primary driver of our overall revenue, there are other important factors that also contribute to our revenue performance, including access model mix, Alamut license sales, biopharma service revenue and workflow equipment and services revenue. These factors contributed to net year-over-year growth in our overall revenue in the third quarter and first nine months of 2021.

Total Recurring Platform Customers

The following table shows the number of existing recurring platform customers, as of September 30, 2021 and 2020, new recurring platform customers acquired during the three months ended September 30, 2021 and 2020, and the total number of recurring customers as of September 30, 2021 and 2020:

	As of September 30,
	2021	2020
Existing recurring platform customers	360	306
New recurring platform customers	15	12
Total recurring platform customers	375	318

We track the number of our recurring platform customers, defined as the number of customers who generated revenue during the specified time period, as a key measure of our ability to generate recurring revenue from our install base. We further define our recurring platform customers as “existing” or “new” recurring platform customers based on the year in which they first accessed our SOPHiA platform and generated revenue for us.

The analysis excludes customers without any usage of our SOPHiA platform over the past twelve months and customers who have executed agreements with us that have not generated any revenue to us, including customers that are in the process of being onboarded onto our SOPHiA platform. The analysis also excludes our customers who access our SOPHiA platform exclusively through the integrated access model.

Total recurring platform customers increased to 375 as of September 30, 2021 from 318 as of September 30, 2020. The increase is primarily attributable to our ability to renew our customer acquisition momentum that was impacted by COVID-19-related pandemic restrictions as restrictions loosened in 2021. In particular, the return of the workforce to hospitals and laboratories and our customers’ ability to reallocate resources to non-COVID-19-related operations allowed us to make significant progress in building out our customer base as restrictions began to loosen in 2021 with the availability of various vaccines.

Average Revenue per Platform Customer

The following table shows the average revenue per platform customer as of September 30, 2021 and 2020:

	As of September 30,
(Amounts in USD)	2021	2020
Average revenue per platform customer	$89,189	$67,011

Average revenue per platform customer is a key measure of our ability to create additional value from our existing customer relationships and the viability of our “land and expand” commercial strategy. We calculate average revenue per platform customer based on the total revenue generated by our customers divided by the total number of customers. Average revenue per platform customer is a function of analysis volume, product pricing, access model used and customer size mix.

Average revenue per platform customer increased to $89,189 as of September 30, 2021, from $67,011 as of September 30, 2020. The increase is primarily attributable to the “expand” aspect of our “land and expand” strategy through which we have been able to increase usage rates and adoption of our applications as our relationships with our customers deepen over time.

Components of Results of Operations

Revenue

We generate revenue from goods and services rendered to our clinical customers and from our biopharma customers. Our clinical customers include academic and non-academic hospitals (including comprehensive cancer centers and children’s hospitals), and reference and specialty laboratories. Our biopharma customers include companies along the full biopharma value chain. We group our solutions that we offer our customers into two primary reporting segments: our SOPHiA platform and workflow equipment and services.

SOPHiA platform revenue comprises the bulk of our revenue and includes goods and services related to the use of our SOPHiA DDM platform, including our clinical genomics solutions; our Alamut suite of genomics mutation interpretation software, which gives our clinical customers advanced analytics capabilities for a deeper and more informed genomic data interpretation; biopharma applications designed to help customers solve bottlenecks across the biopharma value chain, including discovery, clinical development and commercialization; and the sale of third-party instruments and consumables to our bundle access customers.

For clinical customers, our primary pricing strategy for our SOPHiA DDM platform is a pay-per-use model, in which customers access our platform free of charge but pay for each use of our platform. Pricing varies based on our customer mix, as customers require differing levels of customization. For Alamut, our primary pricing strategy is a licensing model, in which customers access our platform for a contracted price. For biopharma customers, we are continuing to refine our pricing strategy since we launched our initial applications for the biopharma market in 2019. We recognize revenue when our customer obtains control of promised goods or services, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. For revenue generated from our SOPHiA DDM platform customers, we recognize revenue from analyses as the analyses are conducted and revenue from bundled instruments and consumables at the point of delivery. For revenue generated from Alamut licenses, we recognize revenue over the course of the license period. Payments from our customers are typically due up to 180 days from the invoice date. We have a diverse range of customers and no single customer accounted for more than 5% of our revenue for the nine months ended September 30, 2021 and 2020, respectively.

Workflow equipment and services revenue includes all revenue from the sale of materials and services that do not form part of a contract for the provision of platform services rendered primarily to clinical customers. These include the provision of set-up programs and training and the sale of equipment that are not linked to the use of the platform, such as automation equipment. Set-up programs and training are typically combined with a customer’s first order prior to the customer being onboarded onto our SOPHiA platform. Revenue from services is generally recognized when the services are performed. Revenue from equipment is recognized when control of the goods is transferred to the customer, generally at the time of delivery.

We have demonstrated continued revenue growth during 2021 and 2020 as a result of the continued development of our platform and technology and further penetration of the market. Revenue performance is reflective of the strong foundation that has been built, focused around clinical and biopharma customers.

Cost of Revenue

Cost of revenue comprises costs directly incurred in earning revenue, including computational costs and data storage fees paid to hosting providers, manufacturing costs, materials and consumables, the cost of equipment leased out under finance leases, personnel-related expenses and amortization of capitalized development costs. Capitalized research and development expenses are amortized using the straight-line method over an estimated life of five years.

While we currently expect increased investments to accelerate growth, we also expect to realize increased efficiencies and economies of scale and undertake cost containment measures to reduce the cost of using cloud infrastructure. Over time, we expect our gross profit margin to increase as we broaden our customer base, increase customer engagement and expand our cloud infrastructure. Our cost of revenue as a percentage of revenue may fluctuate from period to period depending on the interplay of the various components of cost of revenue.

Operating Expenses

Operating expenses consist of research and development, selling and marketing, general and administrative, and other operating income (expense), net.

Research and Development Costs

Research and development costs consist of personnel and related expenses for technology and product development, depreciation and amortization, laboratory supplies, consulting services, computational costs and data storage fees paid to hosting providers related to research and development and allocated overhead costs. These costs are stated net of government grants for research and development and innovation received as tax credits and net of capitalized costs.

In the short and long term, we expect our research and development costs to increase in absolute dollars, but not necessarily as a percentage of revenue, while we continue to develop, refine and optimize our platform, technology, products and services as we seek to expand the features, applications and data modalities of our SOPHiA platform, broaden our customer base and increase customer engagement to drive revenue growth. We expect research and development costs to continue to comprise the largest component of our overall operating expenses. Our research and development costs as a percentage of revenue may fluctuate from period to period due to the timing and extent of such expenses.

Selling and Marketing Costs

Selling and marketing costs consist of personnel and related expenses for the employees of our sales and marketing organization, costs of communications materials that are produced to generate greater awareness and utilization of our platform among our customers, costs of third-party market research, costs related to transportation and distribution of our products and allocated overhead costs. These costs are stated net of government grants under the U.S. Paycheck Protection Program for payroll and/or rental obligations received as a loan that is forgiven if utilized as intended.

In the short-term, we expect our selling and marketing costs to increase in absolute dollars and as a percentage of revenue as we seek to broaden our customer base and increase customer engagement to drive revenue growth and as we hire additional sales personnel and related account management and sales support personnel to properly service our growing customer base. However, in the long term, we expect our selling and marketing costs to gradually and modestly decrease as a percentage of revenue. Our selling and marketing costs as a percentage of revenue may fluctuate from period to period due to the timing and extent of such expenses.

General and Administrative Costs

General and administrative costs consist of personnel and related expenses for our executive, accounting and finance, legal, quality, support and human resources functions, depreciation and amortization, professional services fees incurred by these functions, general corporate costs and allocated overhead costs, which include occupancy costs and information technology costs.

In the short term, we expect our general and administrative costs to increase in absolute dollars and as a percentage of revenue as we operate as a new public company and as we continue to grow our business. As we transition to being a public company, we anticipate increased costs related to audit, legal, regulatory and tax-related services associated with maintaining compliance with Nasdaq and SEC requirements, director and officer insurance premiums, investor relations costs and the development and maintenance of effective internal controls over financial reporting. However, in the long term, we expect our general and administrative costs to gradually and modestly decrease as a percentage of revenue. Our general and administrative costs as a percentage of revenue may fluctuate from period to period due to the timing and extent of such expenses.

Other Operating Income (Expense), Net

Other operating income (expense), net consist of benefits from the COVID-19 loans and grants with a below-market interest rate (see “—Liquidity and Capital Resources—Sources of Capital Resources”), gains and losses related to the disposal of tangible assets, write-offs of intangible assets and other operating income and expenses. We cannot predict the amount of other operating income (expense), net for future periods.

Finance (Expense), Net

Finance (expense), net consists of interest income earned on cash and cash equivalents, term deposits and short-term investments and lease liabilities, interest expense on borrowings and COVID-19 loans and grants, interest expense on an earnout retention bonus resulting from the purchase of Interactive Biosoftware (“IBS”), changes in the fair value of the derivative associated with the fee payable to TriplePoint Capital LLC (“TriplePoint”) upon the completion of our IPO (see “—Liquidity and Capital Resources—Sources of Capital Resources”) and foreign exchange gains and losses arising principally from U.S. dollar cash balances and intercompany receivable balances in the parent company, whose functional currency is the Swiss franc.

We currently do not use any financial instruments to manage our interest risk exposure. We expect our interest expense to decrease in 2021 based on the repayment of loans and other debt instruments. We also currently do not use any financial instruments to manage our exchange rate risks.

Taxation

We are subject to corporate taxation in Switzerland and other jurisdictions in which we operate, in particular, the United States, France, the UK, Brazil, Australia and Italy where our wholly owned subsidiaries are incorporated.

Pursuant to a written agreement with the Swiss government, we are exempted from paying corporate taxes in Switzerland until December 31, 2022.

Results of Operations

Comparison of the Three Months Ended September 30, 2021 and September 30, 2020

The following table summarizes our results of operations for the three months ended September 30, 2021 and September 30, 2020:

	Three Months Ended September 30,		Change
(Amounts in USD thousands except percentages)	2021	2020	$	%
Revenue	$10,359	$7,168	$3,191	45%
Cost of revenue	(3,815)	(2,901)	(914)	32%
Gross profit	6,544	4,267	2,277	53%
Research and development costs	(7,655)	(5,021)	(2,634)	52%
Selling and marketing costs	(7,706)	(4,066)	(3,640)	90%
General and administrative costs	(11,689)	(4,617)	(7,072)	153%
Other operating income, net	4	6	(2)	(33)%
Operating loss	(20,502)	(9,431)	(11,071)	117%
Finance expense, net	(263)	(1,039)	776	(75)%
Loss before income taxes	(20,765)	(10,470)	(10,295)	98%
Income tax benefit (expense)	(478)	4	(482)	(12,050)%
Loss for the period	$(21,243)	$(10,466)	$(10,777)	103%

Revenue

The following table presents revenue by stream:

	Three Months Ended September 30,		Change
(Amounts in USD thousands except percentages)	2021	2020	$	%
SOPHiA platform	$10,151	$6,750	$3,401	50%
Workflow equipment and services	208	418	(210)	(50%)
Total revenue	$10,359	$7,168	$3,191	45%

Revenue was $10.4 million for the three months ended September 30, 2021 as compared to $7.2 million for the three months ended September 30, 2020. This increase was primarily attributable to an increase in SOPHiA platform revenue. SOPHiA platform revenue was $10.2 million for the three months ended September 30, 2021 as compared to $6.8 million for the three months ended September 30, 2020. This increase was primarily attributable to new customers onboarded onto our platform and improved usage rates across our existing customers as COVID-19 related restrictions loosened. Workflow equipment and services revenue was $0.2 million for the three months ended September 30, 2021 as compared to $0.4 million for the three months ended September 30, 2020. This decrease is attributable to less set up services performed for new and recurring customers.

Cost of Revenue

The following table presents cost of revenue, gross profit, and gross margin:

	Three Months Ended September 30,		Change
(Amounts in USD thousands except percentages)	2021	2020	$	%
Cost of revenue	$(3,815)	$(2,901)	$(914)	32%
Gross profit	6,544	4,267	2,277	53%
Gross margin	63%	60%

Cost of revenue was $3.8 million for the three months ended September 30, 2021 as compared to $2.9 million for the three months ended September 30, 2020. This increase was primarily attributable to an increase in revenue, including a $0.6 million increase in materials-related costs and a $0.3 million increase in computational and storage-related costs.

Operating Expenses

The following table presents research and development costs, selling and marketing costs, general and administrative costs, and other operating income net:

	Three Months Ended September 30,		Change
(Amounts in USD thousands except percentages)	2021	2020	$	%
Research and development costs	$(7,655)	$(5,021)	$(2,634)	52%
Selling and marketing costs	(7,706)	(4,066)	(3,640)	90%
General and administrative costs	(11,689)	(4,617)	(7,072)	153%
Other operating income, net	4	6	(2)	(33)%
Total operating expenses	$(27,046)	$(13,698)	$(13,348)	97%

Research and Development Costs

Research and development ("R&D") costs were $7.7 million for the three months ended September 30, 2021 as compared to $5.0 million for the three months ended September 30, 2020. This increase was primarily attributable to an increase in expenses for R&D initiatives of $2.6 million related to the development of new products and applications, partially offset by an increase of $0.3 million in the capitalization of development costs.

Selling and Marketing Costs

Selling and marketing costs were $7.7 million for the three months ended September 30, 2021 as compared to $4.1 million for the three months ended September 30, 2020. This increase was primarily attributable to a $2.4 million increase in employee-related expenses, as compensation for existing employees increased with improved sales momentum, a $0.7 million increase in commissions and sales-related costs and a $0.5 million increase in variable expenses, including marketing and travel-related expenses, as COVID-19 restrictions were loosened.

General and Administrative Costs

General and administrative costs were $11.7 million for three months ended September 30, 2021 as compared to $4.6 million for the three months ended September 30, 2020. This increase was primarily attributable to the continued scale-up of our organization, the development of quality-related initiatives to support a potential expansion of our business into more regulated markets, an increase of $2.6 million in share-based compensation expense, and IPO and public company-related expenses.

Other Operating Income, Net

Other operating income, net was less than $0.1 million for both the three months ended September 30, 2021 and 2020.

Finance Expense, Net

The following presents the finance expense, net:

	Three Months Ended September 30,		Change
(Amounts in USD thousands except percentages)	2021	2020	$	%
Finance expense, net	$(263)	$(1,039)	$776	(75)%

Finance expense, net was $0.3 million for the three months ended September 30, 2021 as compared to $1.0 million for the three months ended September 30, 2020. This decrease in expense was primarily attributable to a decrease in foreign exchange losses arising from intercompany transactions associated with the translation of foreign currency receivable balances and the U.S. dollar cash balances into SOPHiA GENETICS SA’s functional currency of the Swiss and a $0.3 million net gain associated with a reduction in the success fee owed to TriplePoint upon the completion of our IPO (see “—Liquidity and Capital Resources—Sources of Capital Resources”).

Income Tax Benefit (Expense)

The following table presents the income tax (expense):

	Three Months Ended September 30,		Change
(Amounts in USD thousands except percentages)	2021	2020	$	%
Income tax benefit (expense)	$(478)	$4	$(482)	(12,050)%

Income tax expense was $0.5 million for the three months ended September 30, 2021 as compared to a tax benefit of less than $0.1 million for the three months ended September 30, 2020. This increase in tax expense is primarily attributed to a tax provision recorded on the operating results of our foreign subsidiaries during the three months ended September 30, 2021 as opposed to the tax benefit recorded during the three months ended September 30, 2020.

Comparison of the Nine months Ended September 30, 2021 and September 30, 2020

The following table summarizes our results of operations for the nine months ended September 30, 2021 and 2020:

	Nine Months Ended September 30,		Change
(Amounts in USD thousands except percentages)	2021	2020	$	%
Revenue	$29,513	$20,565	$8,948	44%
Cost of revenue	(11,122)	(7,764)	(3,358)	43%
Gross profit	18,391	12,801	5,590	44%
Research and development costs	(20,220)	(13,417)	(6,803)	51%
Selling and marketing costs	(20,161)	(13,204)	(6,957)	53%
General and administrative costs	(28,546)	(12,141)	(16,405)	135%
Other operating income (expense), net	56	(139)	195	(140)%
Operating loss	(50,480)	(26,100)	(24,380)	93%
Finance expense, net	(1,128)	(2,726)	1,598	(59)%
Loss before income taxes	(51,608)	(28,826)	(22,782)	79%
Income tax expense	(693)	(32)	(661)	2,066%
Loss for the period	$(52,301)	$(28,858)	$(23,443)	81%

Revenue

The following table presents revenue by stream:

	Nine Months Ended September 30,		Change
(Amounts in USD thousands except percentages)	2021	2020	$	%
SOPHiA platform	$28,713	$19,618	$9,095	46%
Workflow equipment and services	800	947	(147)	(16%)
Total revenue	$29,513	$20,565	$8,948	44%

Revenue was $29.5 million for the nine months ended September 30, 2021 as compared to $20.6 million for the nine months ended September 30, 2020. This increase was primarily attributable to an increase in SOPHiA platform revenue. SOPHiA platform revenue was $28.7 million for the nine months ended September 30, 2021 as compared to $19.6 million for the nine months ended September 30, 2020. This increase was primarily attributable to new customers onboarded onto our platform as well as increased usage rates across our existing customers as COVID-19 related restrictions loosened. Workflow equipment and services revenue was $0.8 million for the nine months ended September 30, 2021 as compared to $0.9 million for the nine months ended September 30, 2020. The slight decrease is attributable to reduced set up services for our new and existing customers partially offset by increased customer demand for comprehensive automation solutions.

Cost of Revenue

The following table presents cost of revenue, gross profit, and gross margin:

	Nine Months Ended September 30,		Change
(Amounts in USD thousands except percentages)	2021	2020	$	%
Cost of revenue	$(11,122)	$(7,764)	$(3,358)	43%
Gross profit	18,391	12,801	5,590	44%
Gross margin	62%	62%

Cost of revenue was $11.1 million for the nine months ended September 30, 2021 as compared to $7.8 million for the nine months ended September 30, 2020. This increase was primarily attributable to an increase in revenue, including a $2.4 million increase in materials-related costs and a $1.0 million increase in computational and storage-related costs.

Operating Expenses

The following table presents research and development costs, selling and marketing costs, general and administrative costs, and other operating income (expense), net:

	Nine Months Ended September 30,		Change
(Amounts in USD thousands except percentages)	2021	2020	$	%
Research and development costs	$(20,220)	$(13,417)	$(6,803)	51%
Selling and marketing costs	(20,161)	(13,204)	(6,957)	53%
General and administrative costs	(28,546)	(12,141)	(16,405)	135%
Other operating income (expense), net	56	(139)	195	(140)%
Total operating expenses	$(68,871)	$(38,901)	$(29,970)	77%

Research and Development Costs

Research and development costs were $20.2 million for the nine months ended September 30, 2021 as compared to $13.4 million for the nine months ended September 30, 2020. This increase was primarily attributable to an increase in expenses of $6.7 million for R&D initiatives related to the development of new products and applications, partially offset by an increase of $0.7 million in capitalized development costs.

Selling and Marketing Costs

Selling and marketing costs were $20.2 million for the nine months ended September 30, 2021 as compared to $13.2 million for the nine months ended September 30, 2020. This increase was primarily attributable to a $4.5 million increase in employee-related expenses, as compensation for existing employees increased with improved sales momentum, and a $2.2 million increase in commissions and sales-related costs.

General and Administrative Costs

General and administrative costs were $28.5 million for nine months ended September 30, 2021 as compared to $12.1 million for the nine months ended September 30, 2020. This increase was primarily attributable to the continued scale-up of our organization, development of quality-related initiatives to support a potential expansion of our business into more regulated markets, an increase of $3.9 million in share-based compensation, and IPO and public company-related costs.

Other Operating Income (Expense), Net

Other operating income (expense), net was $0.1 million of other operating income for the nine months ended September 30, 2021 as compared to $(0.1) million of other operating expense for the nine months ended September 30, 2020.

Finance Expense, Net

The following presents the finance expense, net:

	Nine Months Ended September 30,		Change
(Amounts in USD thousands except percentages)	2021	2020	$	%
Finance expense, net	$(1,128)	$(2,726)	$1,598	(59)%

Finance expense, net was $1.1 million for the nine months ended September 30, 2021 as compared to $2.7 million for the nine months ended September 30, 2020. This decrease in expense was primarily attributable to foreign exchange gains arising from intercompany transactions associated with the translation of foreign currency receivable balances and the U.S. dollar cash balances into SOPHiA GENETICS SA’s functional currency of the Swiss franc, partially offset by the increase in the valuation of the fee payable to TriplePoint upon the completion of our IPO (see “—Liquidity and Capital Resources—Sources of Capital Resources”).

Income Tax (Expense)

The following table presents the income tax (expense):

	Nine Months Ended September 30,		Change
(Amounts in USD thousands except percentages)	2021	2020	$	%
Income tax (expense)	$(693)	$(32)	$(661)	2,066%

Income tax expense was $0.7 million for the nine months ended September 30, 2021 as compared to less than $0.1 million of tax expense for the nine months ended September 30, 2020. This change was primarily attributable to an increase in revenues and miscellaneous taxes payable across the various jurisdictions in which we operate.

Liquidity and Capital Resources

Sources of Capital Resources

Our principal sources of liquidity were cash and cash equivalents totaling $210.0 million and $74.6 million as of September 30, 2021 and December 31, 2020, respectively, which were held for a variety of growth initiatives and investments in our SOPHiA platform and related solutions, products and services as well as working capital purposes. Our cash and cash equivalents are comprised of bank and short-term deposits with maturities up to three months. Separately, we held term deposits and short-term investments with maturities between three and twelve months totaling $70.6 million and $22.7 million as of September 30, 2021 and December 31, 2020, respectively.

We have funded our operations primarily through equity financing and, to a lesser extent, through revenue generated from the sale of access to our SOPHiA platform and related licenses, solutions, products and services. For the year ended December 31, 2020, we received $108.7 million in gross proceeds from our sale of an aggregate of 465,847 Series F preferred shares in June and September 2020. For information related to our IPO and concurrent private placement, see “—Recent Developments—Initial Public Offering and Private Placement.” Invoices for our products and services are a substantial source of revenue for our business, which are included on our consolidated balance sheet as trade receivables prior to collection. Accordingly, collections from our customers have a material impact on our cash flows from operating activities. As we expect our revenue to grow, we also expect our accounts receivable and inventory balances to increase, which could result in greater working capital requirements.

On September 18, 2018, we entered into a Plain English Growth Capital Loan Agreement with TriplePoint and received a $6.0 million (€5.2 million) loan. On November 16, 2020, we repaid the loan in full and terminated our principal obligations under the loan agreement. On September 27, 2021, we paid TriplePoint a fee in the amount of $2.5 million for the fee obligation payable upon the completion of our IPO, thereby extinguishing all remaining obligations associated with the loan.

During 2020, we received several COVID-19 loans and grants. We have repaid all outstanding COVID-19-related loan obligations.

On April 1, 2021, we entered into a credit agreement with Credit Suisse (Suisse) SA that provides for maximum borrowings of up to $3.3 million (€2.7 million) (the “Credit Facility”). Borrowings under the Credit Facility accrue interest at 3.95% per annum. The term of each loan under the Credit Facility is fixed and agreed separately for each loan. The Credit Facility expires on March 31, 2022. Borrowings under the Credit Facility can only be used to finance laboratory automation equipment for next NGS purposes. As of September 30, 2021, we had no outstanding amount under the Credit Facility.

Operating Capital Requirements

We expect to continue to incur net losses for the foreseeable future as we continue to devote substantial resources to research and development, in particular, to further expand the applications and modalities of our SOPHiA platform in order to accommodate multimodal data analytics capabilities across a wide range of disease areas; selling and marketing efforts for our SOPHiA platform to establish and maintain relationships with our collaborators and customers; and obtaining regulatory clearances or approvals for our SOPHiA platform and our products and services. We believe that our existing cash and cash equivalents will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. Our future funding requirements will depend on many factors, including those described in the Prospectus and our other SEC filings.

Cash Flows

The following table summarizes our cash flows for the nine months ended September 30, 2021 and 2020:

	Nine Months Ended September 30,
(Amounts in USD thousands)	2021	2020
Net cash provided by/(used in):
Operating activities	$(42,520)	$(22,398)
Investing activities	(55,647)	(2,400)
Financing activities	238,220	108,724
Net increase in cash and cash equivalents	$140,053	$83,926
Effect of exchange rate differences on cash and cash equivalents	$(4,688)	$2,539

Operating Activities

For the nine months ended September 30, 2021, net cash used in operating activities was $42.5 million, primarily attributable to our net loss of $52.3 million, which was reflective of our continued research and development of and commercialization activities for our SOPHiA platform, partially offset by $4.9 million of non-cash share-based compensation expense and $2.3 million of non-cash interest expense.

For the nine months ended September 30, 2020, net cash used in operating activities was $22.4 million, primarily attributable to our net loss of $28.9 million, which was reflective of our continued research and development of and commercialization activities for our SOPHiA platform.

Investing Activities

For the nine months ended September 30, 2021, net cash used in investing activities was $55.6 million, primarily attributable to capital expenditures to support research and development and revenue-generating activities, capitalized costs related to our research and development activities, and an investment of a portion of the proceeds from our IPO in liquid term deposits and short-term investments.

For the nine months ended September 30, 2020, net cash used in investing activities was $2.4 million, primarily attributable to capitalized costs related to our research and development activities.

Financing Activities

For the nine months ended September 30, 2021, net cash provided by financing activities was $238.2 million, primarily attributable to proceeds from our IPO and private placement and the exercise of stock options, partially offset by the repayment of COVID-19 loan obligations to Credit Agricole Pyrénées Gascogne and Credit Suisse (Switzerland) Ltd. and payment of IPO-related expenses.

For the nine months ended September 30, 2020, net cash provided by financing activities was $108.7 million, primarily attributable to proceeds from our Series F offering and proceeds from the COVID-19 loan agreements we entered into with Credit Agricole Pyrénées Gascogne, Credit Suisse (Switzerland) Ltd. and Citizens Bank partially offset by the repayment of the principal related to the loan we entered into with TriplePoint Capital.

Contractual Obligations and Other Commitments

Rolle office

We entered into a lease for approximately 38,750 square feet with the Company gaining access to areas on prescribed dates. The Company gained access to 11,840 square feet on July 1, 2021 and will gain access to 7,535 square feet on January 1, 2022 and the remaining 19,375 square feet on February 1, 2023. The expected lease commitments resulting from this contract are less than $0.1 million in 2021, $0.5 million in 2022, $1.0 million in 2023 onwards, and $1.14 million from 2024 onward. They are linked to changes in the Swiss Consumer Price Index as published by Swiss Federal Statistical Office.

As of September 30, 2021, there have been no other material changes to our contractual obligations and commitments from those described in the “Management’s discussion and analysis of financial conditions and results of operations” section of the Prospectus.

Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed by, or under the supervision of, a company’s principal executive and principal financial officers, or persons performing similar functions, and effected by a company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

We have taken and continue to take steps to remediate the material weaknesses identified during the preparation of our consolidated financial statements and audit process for the years ended December 31, 2020 and 2019 and to enhance our overall control environment, including hiring multiple key finance department employees with the appropriate expertise to support our Chief Financial Officer and Controller and retaining an accounting consulting firm to provide additional support to our technical accounting and financial reporting capabilities and support our finance department in the design and implementation of an improved internal controls system. We have also begun the process of reviewing and documenting our accounting and financial processes and internal controls, improving and formalizing accounting and reporting policies, and building out the appropriate technical, financial management and reporting systems infrastructure to automate and standardize such policies.

We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to the material weaknesses in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses.

Off-Balance Sheet Arrangements

We did not have, during the periods presented, and we do not currently have, any off-balance sheet arrangements or commitments.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We had cash and cash equivalents totaling $210.0 million as of September 30, 2021, which are comprised of cash and short-term deposits with maturities up to three months. We also had term deposits and short-term investments totaling $70.6 million as of September 30, 2021. Our cash equivalents are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely affected due to a rise in interest rates. Due in part to these factors, our future investment income may fall short of expectation due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates.

We do not enter into investments for trading or speculative purposes. We do not use any financial instruments to manage our interest rate risk exposure.

Foreign Exchange Risk

We operate internationally and a portion of our revenue, expenses, assets, liabilities, and cash flows are denominated in currencies other than our presentation currency. As a result, we are exposed to fluctuations in foreign exchange rates.

We do not believe that there have been material changes in our foreign exchange risk exposure from the disclosure included in the “Management’s discussion and analysis of financial conditions and results of operations—Foreign Exchange Risk” section of the Prospectus.

Credit Risk

We are exposed to credit risk from our operating activities, primarily trade receivables. Credit risk is the risk that a counterparty will be unable to meet its obligations under a financial instrument or customer contract. We assess writing off of receivables on a case-by-case basis if the outstanding balance exceeds one year.

We do not believe that credit risk had a material effect on our business, financial condition or results of operations. The largest customer balance represented 15% of trade and other receivables in 2021. Our cash and cash equivalents are deposited with reputable financial institutions. If customers representing a significant percentage of our trade receivables are unable to meet their payment obligations to us, we may suffer harm to our business, financial condition or results of operations.

Inflation Risk

We do not believe that inflation had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition or results of operations.

Critical Accounting Policies and Significant Judgments and Estimates

The preparation of financial statements in conformity with IFRS requires the use of accounting estimates. It also requires management to exercise judgement in applying our accounting policies. Disclosed below are the areas which require a high degree of judgment, significant assumptions and/or estimates. The most significant assumptions used in the financial statements are the underlying assumptions used in revenue recognition, capitalized internal development costs, share-based compensation, goodwill impairment testing, defined benefit pension liabilities, expected credit loss, income taxes, and derivatives. We base estimates and assumptions on historical experience when available and on various factors that we determined to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

Our critical accounting policies and significant estimates that involve a higher degree of judgment and complexity are described in the “Management’s discussion and analysis of financial condition and results of operations—Critical Accounting Policies, Significant Judgments and Estimates” section of the Prospectus. There have been no material changes to our critical accounting policies and estimates as disclosed therein, with the exception of our adoption of recent accounting pronouncements, as discussed below.

Recent Accounting Pronouncements

In connection with our recent adoption of IFRS for the preparation of our financial statements, certain new accounting standards and interpretations have been published that are not mandatory for the December 31, 2020 reporting periods and have not been adopted early by us. These standards are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions. See Note 35 to the audited condensed consolidated financial statements included in the Prospectus and Note 1 of our unaudited interim condensed consolidated financial statements included as Exhibit 99.1 to the Report on Form 6-K to which this discussion and analysis is included as Exhibit 99.2.

Emerging Growth Company Status

In April 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies. This provision allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. This transition period is only applicable under U.S. GAAP. As a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required or permitted by the International Accounting Standards Board.

Subject to certain conditions, as an emerging growth company, we intend to rely on certain of these exemptions, including without limitation, (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) December 31, 2026; (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the previous three years; and (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC, which means the market value of our ordinary shares that are held by non-affiliates equals or exceeds $700.0 million as of the prior June 30th.